SCHEDULE 13D
                                 (Rule 13d-100)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             PerfectData Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    713727105

          Robert W. Berend, Wachtel & Masyr, LLP, 110 East 59th Street,
                       New York, NY 10022, (212) 909-9602
 -------------------------------------------------------------------------------
          (Name, Address and Telephone of Person Authorized to Receive
                          Notices and Communications)

                                  May 22, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

________________________________________________________________________________

CUSIP No.  713727105                   13D               PAGE 2 of 10 Pages
          -------------

________________________________________________________________________________
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Harris Shapiro and Millennium Capital Corporation (13-3771808)

________________________________________________________________________________
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[ ]
                                                                     (b)[X]


________________________________________________________________________________
3            SEC USE ONLY



________________________________________________________________________________
4            SOURCE OF FUNDS

                        PF

________________________________________________________________________________
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(E)                              [ ]



________________________________________________________________________________
6            CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States and New York

________________________________________________________________________________
                          7      SOLE VOTING POWER

NUMBER OF                         284,500 shares
SHARES
BENEFICIALLY              ______________________________________________________
OWNED BY                  8      SHARED VOTING POWER
EACH
REPORTING                          0
PERSONAL WITH
                          ______________________________________________________
                          9      SOLE DISPOSITIVE POWER

                                   284,500 shares

                          ______________________________________________________
                          10     SHARED DISPOSITIVE POWER

                                   0

________________________________________________________________________________
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        284,500 shares

________________________________________________________________________________
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                           [ ]



________________________________________________________________________________
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               4.7%

________________________________________________________________________________
14           TYPE OF REPORTING PERSON

                               IN and CO

________________________________________________________________________________

CUSIP No.  713727105                        13D               PAGE 3 of 10 Pages
           -----------

________________________________________________________________________________
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Joseph D. Kowal and JDK & Associates, Inc. (33-0578277)

________________________________________________________________________________
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[ ]
                                                                     (b)[X]


________________________________________________________________________________
3            SEC USE ONLY



________________________________________________________________________________
4            SOURCE OF FUNDS

                        PF

________________________________________________________________________________
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(E)                              [ ]


________________________________________________________________________________
6            CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States and California

________________________________________________________________________________
                          7      SOLE VOTING POWER

NUMBER OF                         420,869 shares
SHARES
BENEFICIALLY              ______________________________________________________
OWNED BY                  8      SHARED VOTING POWER
EACH
REPORTING                          0
PERSONAL WITH
                          ______________________________________________________
                          9      SOLE DISPOSITIVE POWER

                                   420,869 shares

                          ______________________________________________________
                          10     SHARED DISPOSITIVE POWER

                                   0

________________________________________________________________________________
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        420,869 shares

________________________________________________________________________________
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                           [ ]



________________________________________________________________________________
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        6.9%

________________________________________________________________________________
14           TYPE OF REPORTING PERSON

                        IN and CO

________________________________________________________________________________

CUSIP No.  713727105                        13D               PAGE 4 of 10 Pages
           -----------

________________________________________________________________________________
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Corey P. Schlossmann (###-##-####)

________________________________________________________________________________
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[ ]
                                                                     (b)[X]




________________________________________________________________________________
3            SEC USE ONLY



________________________________________________________________________________
4            SOURCE OF FUNDS

                        PF

________________________________________________________________________________
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(E)                              [ ]



________________________________________________________________________________
6            CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States

________________________________________________________________________________
                          7      SOLE VOTING POWER

NUMBER OF                         496,259 shares
SHARES
BENEFICIALLY              ______________________________________________________
OWNED BY                  8      SHARED VOTING POWER
EACH
REPORTING                          0
PERSONAL WITH
                          ______________________________________________________
                          9      SOLE DISPOSITIVE POWER

                                   496,259 shares

                          ______________________________________________________
                          10     SHARED DISPOSITIVE POWER

                                   0

________________________________________________________________________________
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               496,259 shares

________________________________________________________________________________
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                           [ ]



________________________________________________________________________________
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.1%

________________________________________________________________________________
14           TYPE OF REPORTING PERSON

                        IN

________________________________________________________________________________

CUSIP No.  713727105                        13D               PAGE 5 of 10 Pages
           ------------

________________________________________________________________________________
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                               Don Haidl (###-##-####)

________________________________________________________________________________
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[ ]
                                                                     (b)[X]


________________________________________________________________________________
3            SEC USE ONLY



________________________________________________________________________________
4            SOURCE OF FUNDS

                        PF

________________________________________________________________________________
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(E)                              [ ]


________________________________________________________________________________
6            CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States

________________________________________________________________________________
                          7      SOLE VOTING POWER

NUMBER OF                         467,003 shares
SHARES
BENEFICIALLY              ______________________________________________________
OWNED BY                  8      SHARED VOTING POWER
EACH
REPORTING                          0
PERSONAL WITH
                          ______________________________________________________
                          9      SOLE DISPOSITIVE POWER

                                   467,003 shares

                          ______________________________________________________
                          10     SHARED DISPOSITIVE POWER

                                   0

________________________________________________________________________________
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        467,003 shares

________________________________________________________________________________
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                           [ ]



________________________________________________________________________________
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7.7%

________________________________________________________________________________
14           TYPE OF REPORTING PERSON

                        IN

________________________________________________________________________________

CUSIP No.  713727105                        13D               PAGE 6 of 10 Pages
           -----------

________________________________________________________________________________
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        William B. Wachtel as Trustee of Digital Trust

________________________________________________________________________________
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[ ]
                                                                     (b)[X]


________________________________________________________________________________
3            SEC USE ONLY



________________________________________________________________________________
4            SOURCE OF FUNDS

                        PF

________________________________________________________________________________
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(E)                              [ ]


________________________________________________________________________________
6            CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States

________________________________________________________________________________
                          7      SOLE VOTING POWER

NUMBER OF                         427,873 shares
SHARES
BENEFICIALLY              ______________________________________________________
OWNED BY                  8      SHARED VOTING POWER
EACH
REPORTING                          0
PERSONAL WITH
                          ______________________________________________________
                          9      SOLE DISPOSITIVE POWER

                                   427,873 shares

                          ______________________________________________________
                          10     SHARED DISPOSITIVE POWER

                                   0

________________________________________________________________________________
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               427,873 shares

________________________________________________________________________________
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                           [ ]



________________________________________________________________________________
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7.7%

________________________________________________________________________________
14           TYPE OF REPORTING PERSON

                               IN and 00

________________________________________________________________________________

                                                           PAGE 7 of 10 Pages


Item 1.  Security and Issuer.

      This statement relates to the Common Stock, no par value (the "Common Stock"), of PerfectData Corporation (the "Company"), 110 West Easy Street, Simi Valley, CA 93065.

Item 2.  Identity and Background.

      (a) Harris Shapiro and Millennium Capital Corporation (of which Mr. Shapiro is the sole officer, director and shareholder)
      (b) c/o Millennium Capital Corporation 110 East 59th Street New York, NY 10022
      (c) Financial Consultant - currently conducted through Millennium Capital Corporation (see response to (b) for address) (d) None (e) None (f) United States and New York
      (a) Joseph D. Kowal and JDK & Associates, Inc. (of which Mr. Kowal is the sole officer, director and shareholder)
      (b)  19800 MacArthur  Boulevard  Suite 880 Irvine,  CA 92612
      (c) Financial Consultant - currently conducted through JDK & Associates, Inc. (see response to (b) for address)
      (d)  None
      (e)  None
      (f)  United States and California
      (a)  Corey P. Schlossmann
      (b)  19654-A Roscoe Blvd. Northridge, CA 91324
      (c) Chief Executive Officer of Nationwide Auction Systems 13005 East Temple Avenue City of Industry, CA 91746
      (d)  None
      (e)  None
      (f)  United States
      (a)  Don Haidl
      (b)  No. 1 Twin Lakes Circle Corona Del Mar, CA 92625
      (c)  Investor
      (d)  None
      (e)  None
      (f)  United States
      (a)  William B. Wachtel as Trustee of the Digital Trust
      (b)  c/o Wachtel & Masyr, LLP 110 East 59th Street New York, NY 10022
      (c) Mr. Wachtel is an attorney and a partner of Wachtel & Masyr, LLP whose address is reported in the response to (b). He is acting here, however, solely as the Trustee of the Trust which is the owner of the securities reported herein.
      (d)  None
      (e)  None
      (f)  United States (Trustee) and New York (Trust)

Item 5.  Interest in Securities of the Issuer.

      (a) As previously reported, Harris Shapiro, as the sole officer, director and shareholder of Millennium Capital Corporation ("Millennium"), may be deemed the beneficial owner of the 284,500 shares of the Common Stock acquired by Millennium on March 31, 2000. The original Schedule 13D also reported that Mr. Shapiro was granted an option to purchase 25,000 shares of the Common Stock, the option to be made subject to an option plan when and if adopted. On May 22, 2000, the option was made subject to the Stock Option Plan of 2000 (the "2000 Option Plan") and it was provided that the option would not become exercisable until March 31, 2001, at which time it would become exercisable as to 8,333 shares and thereafter would become exercisable, on a cumulative basis, as to 8,333 and 8,834 shares on March 31, 2002 and March 31, 2003, respectively. Accordingly, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Shapiro is not currently deemed the beneficial owner of the 25,000 underlying shares and may be deemed the beneficial owner of only 284,500 shares or 4.7% of the 6,094,530 shares of the Common Stock outstanding on August 21, 2000 and not as initially reported in the
Schedule 13D.

      As previously reported, Joseph D. Kowal, as the sole officer, director and shareholder of JDK & Associates, Inc. ("JDK") may be deemed the beneficial owner of the 506,869 shares of the Common Stock acquired by JDK on March 31, 2000. The original Schedule 13D also reported that JDK had the right to purchase an additional 50,000 shares of the Common Stock upon exercise of the Flamemaster Option; however, the Flamemaster option has terminated. On June 5, 2000, JDK sold an aggregate of 40,000 shares in private transactions and subsequently distributed an aggregate of 46,000 shares to employees, members of his family and friends. Accordingly, pursuant to Rule 13d-3 under the Exchange Act, Mr. Kowal may be deemed the beneficial owner of only 420,869 shares or 6.9% of the 6,094,530 shares of the Common Stock outstanding on August 21, 2000 and not as initially reported in the Schedule 13D.

      As previously reported, Corey P. Schlossmann acquired on March 31, 2000 an aggregate of 496,259 shares of the Common Stock. The original Schedule 13D also reported that, as a director, he received an option similar to that described for Mr. Shapiro in the second preceding paragraph. Accordingly, pursuant to Rule 13d-3 under the Exchange Act, Mr. Schlossmann is not currently deemed the beneficial owner of the 25,000 underlying shares and may be deemed the beneficial owner of only 496,259 shares or 8.1% of the 6,094,530 shares of the Common Stock outstanding on August 21, 2000 and not as initially reported in the
Schedule 13D.

      As previously reported, Don Haidl acquired on March 31, 2000 an aggregate of 467,003 shares of the Common Stock. The original Schedule 13D also reported that Mr. Haidl had the right to purchase an additional 100,000 shares of the Common Stock upon the exercise of the Flamemaster Option; however, as indicated in second preceding paragraph, the Flamemaster Option has terminated. Accordingly, pursuant to Rule 13d-3 under the Exchange Act, Mr. Haidl may be deemed the beneficial owner of only 467,003 shares or 7.7% of the 6,094,530 shares of the Common Stock outstanding on August 21, 2000 and not as initially reported in the Schedule 13D.

      Digital Trust, as a Buyer pursuant to the Stock Purchase Agreement, purchased 87,333 shares of the Common Stock on March 31, 2000 and, as an assignee of Millennium, also exercised a Consulting Warrant as to 340,540 shares. Digital Trust has advised that William B. Wachtel is the Trustee; that he has the sole voting and investment power; and that the beneficiaries are the children and grandchildren of Harris Shapiro who are surviving at his death, although the Trustee, in his sole and absolute discretion, may pay or apply all or part of a year's income or even the principal to a beneficiary during Mr. Shapiro's lifetime. Digital Trust owns an aggregate of 427,873 shares or 7.0% of the 6,094,530 shares of the shares of the Common Stock outstanding on August 21, 2000. Pursuant to Rule 13d-3 under the Exchange Act, Mr. Wachtel may be deemed the beneficial owner of such shares. Although Mr. Shapiro was the settler of the Digital Trust, because he has made an irrevocable grant and has no voting or investment power with respect to the Trust's assets, he is not the beneficial owner of such 427,873 shares.

      No other Buyer or assignee thereof acquired on March 31, 2000 5% or more of the shares of the Common Stock then outstanding.

      Although Millennium and JDK may have comprised a group within the meaning of Section 13(d)(3) of the Exchange Act when they executed the Stock Purchase Agreement on January 20, 2000 because of their intention to acquire more than 5% of the outstanding shares of the Common Stock and then to change the directors of the Company, subsequent to March 31, 2000 when (1) the closing pursuant to the Stock Purchase Agreement was held, (2) their rights to purchase an aggregate of 1,132,000 shares issuable upon the exercise of the Consulting Warrant to purchase an aggregate of 1,800,000 shares having been assigned (including to Messrs. Schlossmann and Haidl and Digital Trust), (3) their rights to all but 62,500 shares issuable upon the exercise of Flamemaster Option to purchase an aggregate of 375,000 shares having been assigned (including to Messrs. Schlossmann and Haidl, with Millenium having made a complete assignment of its right to purchase 187,500 shares) and with the Flamemaster now terminated without any further exercises and (4) a new Board having been constituted, Millennium and JDK have no longer acted together as a group within the meaning of Section 13(d)(3) of the Exchange Act. They will, however, continue to act as financial advisors to the Company pursuant to the Consulting Agreement in seeking and closing acquisitions and financings. As their fee, they may receive compensation in the form of shares of the Common Stock, but only if a transaction is closed as a result of their efforts. Messrs. Schlossmann and Haidl and Digital Trust (Mr. Wachtel as Trustee) are reported herein not as part of a group, but because the acquisition by each of more than 5% of the Common Stock was as a result of their becoming Buyers pursuant to the Stock Purchase Agreement and as assignees of JDK or Millennium with respect to the Consulting Warrant and the Flamemaster Option.

      b. For information as to voting and disposition power of the persons named in the response to Item 2 of this statement, see pages 2, 3, 4, 5 and 6 of this statement.

      c. The persons named in response to paragraph (a) of this Item 5 of this statement had no transactions in the Common Stock during the past 60 days or since the original Schedule 13D was filed except as described in such paragraph
(a).

      d. Not applicable.

      e. Not applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     September 13, 2000
                                     -----------------------------------------
                                                      (Date)

                                               /s/  Harris Shapiro
                                     -----------------------------------------
                                                    Harris Shapiro


                                     Millenium Capital Corporation

                                     By:      /s/  Harris Shapiro
                                     -----------------------------------------
                                              Harris Shapiro, President

                                              /s/  Joseph D. Kowal
                                     -----------------------------------------
                                                   Joseph D. Kowal


                                     JDK & Associates, Inc.

                                     By:      /s/  Joseph D. Kowal
                                     -----------------------------------------
                                              Joseph D. Kowal, President

                                              /s/  Corey P. Schlossmann
                                     -----------------------------------------
                                                   Corey P. Schlossmann

                                              /s/  Dan Haidl
                                     -----------------------------------------
                                                   Dan Haidl


                                     Digital Trust

                                              /s/  William B. Wachtel as Trustee
                                     -----------------------------------------
                                                   William B. Wachtel, Trustee